

March 20, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Class A-1 Common Stock, $0.01 par value per share, of Janus Living, Inc., under the
Exchange Act of 1934.

Sincerely,

Craig A. Mart

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com